UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    December 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated December 16, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: December 16, 2008

Signed:  /s/  Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V: KGN
NYSE Alternext US: KGN

KEEGAN PROVIDES PROJECT UPDATES FOR GHANIAN GOLD
PROJECTS

Vancouver, BC, December 16, 2008 - Keegan Resources Inc. ("Keegan") is pleased to provide the following project summaries and corporate and financial updates:

Project Summaries

Esaase Project:

Keegan has drilled 118,000 meters to date including 58,000 meters this year at its Esaase project, where Keegan is currently delineating and expanding an existing 43-101 resource. Keegan will complete infill and stepout drilling by Dec 15, 2008 in preparation for its next resource estimate. Results are currently pending from both the infill and aggressive stepout drilling to the south and down dip drilling on the existing resource.

Keegan has contracted Lycopodium Engineering Pty. Ltd., a mining engineering firm based in Perth Australia, to coordinate scoping studies at the Esaase Project. To date, numerous previously drilled samples and an additional two large diameter core holes have been submitted for the purpose of extensive metallurgical testing. Keegan has also begun meteorological, groundwater, and hydrological monitoring and is continuing with its community development projects.

Keegan has released the discovery of very prospective coincident geophysical and soil anomalies from the Jeni portion of the Esaase project and expects more results in the near future.

Asumura Property:

Keegan released an intercept from its NW target earlier this year of 14 m of 4.48 g/t Au; further drilling confirmed bedrock mineralization over a two kilometer strike length. Surface sampling at both the original Asumura concession and on the newly acquired Mt. Olives concession continues.

Corporate Update

Keegan's plans to complete its resource drilling program on the Esaase project by the end of 2008; a new resource estimate will be completed and announced early in 2009. The updated resource estimate will include both southern and northern extensions of the existing resource and, based on intercepts released throughout 2008, is expected to increase the number of ounces significantly.

Later in the year, Keegan will publish a scoping study, which indicates the optimal mining scenarios by which the highest value of the existing Esaase deposit may be realized. At the same time Keegan will continue to design additional drill programs to test the areas where the deposit is still open and will continue to evaluate surface anomalies obtained from Jeni Lease in preparation for initial drill testing. Keegan will also complete prospective new acquisitions in the Esaase district and will continue surface sampling program at the Asumura Property with an eye to further exploration drilling there.

Keegan would also like report that Dr. Roman Shlanka has resigned from the company's advisory board. Keegan would like to thank Dr. Shlanka for his service and wish him the best in his future endeavors.

Financial Status:

Keegan expects to end 2008 with over US$5 million in its Treasury. Should markets prove disadvantageous for accretive financing in 2009, Keegan will preserve its budget throughout the year by limiting the amount of drilling it undertakes.

President and CEO Dan McCoy states: "Keegan is pleased to have been able to advance its projects at an aggressive pace during 2008 despite global financial hardships. We continue to have a strong cash position that will enable us to continue our resource estimation and scoping studies at Esaase. However, even as Keegan progresses into a development stage of the Esaase project, the continued surface exploration success at Esaase and continued reconnaissance drilling and surface exploration success at Asumura indicate great growth potential. We believe that we will be remarkably positioned to enjoy the next turnaround in the junior gold market."

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSXVEN and on the NYSE Alternext US under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and NYSE Alternext US Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.